Filed by Noble Energy, Inc.

(Commission File No. 001-07964)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Rosetta Resources, Inc.

Commission File No.: 333-204592

This filing relates to the proposed merger of Noble Energy with Rosetta pursuant to the terms of an Agreement and Plan of Merger, dated as of May 10, 2015 (the “Merger Agreement”), by and among Noble Energy, Rosetta and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on May 11, 2015, and is incorporated by reference into this filing.

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EDITED TRANSCRIPT

NBL - Noble Energy Inc at GHS 100 Energy Conference

EVENT DATE/TIME: JUNE 24, 2015 / 1:00PM GMT

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

CORPORATE PARTICIPANTS

Gary Willingham Noble Energy, Inc. - EVP, Operations

PRESENTATION

Gary Willingham - Noble Energy, Inc. - EVP, Operations

Hi, this is Gary Willingham. I’m Executive Vice President for Operations at Noble Energy. It’s a pleasure to be here today. I think, as we get into the presentation, I’d encourage you to keep your eye out for five things that we have coming up between now and the end of the year that we are very excited about, really material catalysts for our Company going forward. We will be talking about our Gulf of Mexico projects that are coming on later this year and into next year. Obviously, our pending acquisition of Rosetta Resources. Some DJ infrastructure improvements that are happening here pretty soon. We will talk about resolution of the regulatory issues in Israel and then in with our exploration program for the rest of the year. So five, again, very material, exciting events to come.

I think when you look at the Company as a whole, start off with a high-level view, we really do have a unique set of assets here at Noble Energy. It’s a set of assets that I think is designed to succeed in pretty much any environment. We’ve got a good mix of onshore and offshore international and United States oil and gas, and all five of our core areas that we have prior to the Rosetta transaction all have significant running room going forward.

That, coupled with our strategy, which really has been consistent over the last 10 or more years, has really led to some outstanding performance. That strategy revolves around being very disciplined and where we invest our capital, the types of projects we take on, taking on projects that we know align well with our skill set, maintaining that diversification and well-balanced portfolio which allows us to allocate capital in various areas at different times. With the moratorium in the Gulf of Mexico, for example, we were able to redeploy capital from the Gulf of Mexico to the DJ Basin, and in times of low gas prices here in the US, we have allocated capital down from the Marcellus into other projects as well.

So it’s that diversity and balance that have served us well and then really maintaining a strong financial capacity as a Company, and we will talk about that a little bit here in a minute.

That with our skill sets of expiration, which — a significant success record there over the years, our success in developing offshore major projects with Aseng and Alen in West Africa, Tamar offshore Israel, and now our projects, our three major projects in the Gulf of Mexico, and then just our onshore unconventional expertise has served us well.

When you look at the financial position, we really are committed to maintaining financial strength through the cycle, keeping our balance sheet and liquidity strong. We have $5.7 billion in total liquidity at the end of the first quarter, no near-term debt maturities to worry about, and we really do stay proactive in managing that strength. As the commodity prices started to come down, we acted very quickly to reduce our capital program to bring it more in line with our cash flows. We expect to be cash flow neutral in the second half of this year, and we have a strong hedging program for 2015 to help support that.

You see 70% of crude oil, 48% of US natural gas, and our Israel gas production actually is a nice kind of natural hedge. It’s a contracted price based on a consumer price index, so not tied to Henry Hub type of price at all.

That has led to some pretty strong performance over the last 15 years, as we show here. The interesting thing here is we’ve shown a good track record of success in growing both production and proved reserves, 9% to 10% compound annual growth rate over a 15-year period. Cash flow has grown even faster than that, as well as market cap. So I think, again, that speaks to the quality of the assets, the strategy that we’ve got and our execution ability.

We don’t focus on growth just for growth’s sake. We really do focus on value. Certainly, if we were focused on growth for growth’s sake, we could put a lot more money into things like the Marcellus. In this gas price environment, it just doesn’t make sense, so we are focusing on value instead.

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

So the first big opportunity or exciting catalyst that we have for the rest of the year — the acquisition of Rosetta Resources, very excited about this. We have actually been looking in the Eagle Ford and the Permian Basins, both, for over a year, year and a half, with our new ventures teams, as well as our business development group, learning the acreage, learning the plays, had gotten very familiar with the actual acreage, the specific acreage that Rosetta has, and we were quite excited when the opportunity came up.

It’s about 1800 locations going forward. That’s over 1 billion barrels of oil equivalent. And what we see with our development program here is that we will be able to grow production at a 15% compound annual growth rate within operating cash flows of Rosetta.

So a very exciting program for us. It fits our size and our scale requirements. It’s a significant set of assets that is certainly a core area equivalent size for us today. That’s important. We don’t want to get into something if we can’t make it significant. And I’d say it’s of sufficient size today that is not dependent on growing it any further. It’s accretive to all metrics, pretty much day one. And, as I said, it’s self funding. And it really gives us an opportunity to leverage all of the learnings and experiences that we’ve had in the DJ, which we took then to the Marcellus, and now to take those again to the Eagle Ford and Permian and put our spin on it. So we are very excited about that.

When you look at the assets a little more, there’s about 50,000 acres in the Eagle Ford, 46,000 in the Delaware, another 10,000 in the Midland Basin, again about 1800 locations. About two-thirds of those are in the Permian, about a third in the Eagle Ford. High working interest in both areas, high liquid content in both areas.

When you look at the Eagle Ford, most people are probably pretty familiar with the Gates Ranch area, where a lot of the activity has been. It’s where a lot of the activity will still be for the near-term — very good success. And as we move further into the South Gates Ranch area, some very nice wells. They announced a well on their first-quarter conference call that had initial production of over 6000 barrels a day equivalent from an 8000-foot lateral.

I think, when you look at our plans going forward, it’s going to be to continue to focus on the efficient development, longer laterals, completion optimization, getting the spacing right. In some cases, that may be down spacing. In some cases, that may be up spacing. And then longer-term, we will be looking at other potential in the upper Eagle Ford, perhaps some infill locations in areas that were developed early on at a wider spacing, as well as some refrac potential.

When you look at the Permian, it has really been more of an appraisal type program out there up to this point, and so we are excited about bringing our style of development to the Permian just like we have done in the DJ. When you look at the acreage in the Permian, it’s very similar in size to our East Pony IDP in the DJ Basin, 46,000 acres. The East Pony, I believe, is about 44,000 acres — highly contiguous, highly consolidated, really lends itself to the style of development that we have in the DJ, which is longer laterals, consolidated facilities, doing all of our own gathering. All of that results in lower capital needs, higher capital efficiency, lower operating costs, higher operating efficiency, more production through the capture of more flash gas, those types of things, and just a much more efficient operation.

So when we have looked at that in the DJ Basin in the past and we’ve shown several slides on it in the past, but we see a value uplift from that type of development concept of 25% to 33%, somewhere in there. So we expect to see that here in the Permian as well.

So I think I mentioned most of this by now, but again, really, our concept here is to take a lot of our expertise that we have developed over the years in the DJ and the Marcellus and apply it to the Eagle Ford and the Permian. We are very excited. We will have four key areas in the US onshore going forward, three of what we consider the best liquids areas with the DJ Basin, the Eagle Ford and the Permian and then, obviously, our position in the lowest-cost gas play in the Marcellus.

I think one thing that we are going to do to make sure that we transfer those learnings as quickly as we can and realize that value uplift as quickly as we can — we have taken a gentleman who was really our number two in the DJ Basin for a number of years, we moved him over to the Marcellus about two years ago, and he has really been the driving force behind the incredible success that we’ve seen in the Marcellus as far as improving the results of those wells, driving costs down, efficiencies up. We are going to put the Rosetta assets underneath him, and so he is going to being very well-qualified to drive that same type of program in the Permian and the Eagle Ford.

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

So I think, when you look at the production longer-term, you can see the outlook here — 15% compound growth rate through 2018, near-term mostly from the Eagle Ford. That growth rate gets us to about 100,000 barrels a day equivalent by 2018, and again that’s funded within cash flow.

Next year’s program is probably going to be in the $350 million range, again within cash flow. I think some of the activity for the rest of this year and early into next year will be completing uncompleted wells. At the end of the first quarter, Rosetta had 62 drilled and uncompleted wells. 44 of those were in the Eagle Ford and 18 in the Permian. So we will be focusing on those as well.

But a very nice trajectory of production here. I think this fits very nicely, especially for next year, with the production ramp up that you will see here in a minute in the Gulf of Mexico, and sets us up for great success next year.

Turning to the rest of the program, the DJ Basin — you have seen a lot of this before, but we consider the DJ Basin really one of the premier onshore liquids plays in the US. You can see on the bottom right the amazing growth that we’ve had from the horizontal program over the last five years. Actually, when you look at the combined horizontal production growth from the DJ and the Marcellus, Noble has actually added 100,000 barrels a day equivalent from our horizontal program just in the last two years. So significant growth in both areas. Very economic projects — we have got about 500,000 acres here.

We are investing a little over $1 billion this year, running four rigs currently. Those are focused in our IDP areas of East Pony and Wells Ranch. As we have dropped from our rig count of 10 rigs to four rigs, we have really zeroed in on the best parts of the play from a geology standpoint, from a liquids content standpoint, and from the standpoint that we’ve already got a lot of infrastructure in place in those areas. So we can go and drill those incremental wells at a lower cost than if we were in a different part of the field.

So exciting about that. I think we continue to push longer laterals. We will be drilling 40% to 50% of our wells. This year will be longer laterals, which provide incremental value to us. And then the second real opportunity for the year to keep your eye on is the expansion of the infrastructure in the DJ Basin. No secret — we have been constrained for a while now with gas capacity in the basin. DCP is in the process of bringing on their Lucerne 2 plant, which is a 200 million a day plant. There’s 190 million a day of new compression sitting behind that, ready to go, and we are excited to see the impact that that has on our production here in the next few weeks or months.

When you look at the continuing efficiency gains that we’ve had in the DJ, this is really just an amazing story, I think. When you look at the chart on the left side, we have gone from, in 2012, roughly about 11 days spud to rig release on our standard-length horizontal wells in the DJ Basin to this year we are projecting about seven days spud to rig release. And our performance today is actually a little better than that. You can also see the footage per rig per day, how that has grown, and you can see our first-quarter 2015 on the plot there with a star that shows that we already exceeded our full-year target just in the first quarter.

What that efficiency really does is it lets us drill a lot more wells for a lot less capital and rigs, obviously. And you see the note on here, but we are drilling 70% of the footage that we drilled in 2014, we are drilling 70% of that in 2015 with only 40% of the rigs, four of the 10 rigs. So just continue to push it — I don’t know how much more we can push it, given the success we’ve seen over the last few years. But I know the teams are focused on it each and every day and continue to amaze me.

I think even more exciting than that is our extended-reach lateral program, which, again, 40% to 50% of our wells this year will be extended reach. We recently drilled a 9300-foot well in seven days. So the chart on the left is a normal lateral, 4500 foot. We’ve averaged seven days. We recently drilled a 9300-foot well for seven days. So I think that says a lot about the opportunity that we still have in front of us here.

Turning to the Marcellus. I’d say we are very well aligned with our partner, CONSOL. At this point, we have reduced capital even more in the Marcellus from our original budget. We are down to about $700 million, and we have reduced activity in both the wet and the dry gas sides in this price environment. This remains, obviously, the premier gas play in the US. We are very happy with our 350,000 acres and look forward to higher price environments in the future. We can ramp activity back up, but for now we are not chasing that gas growth, and we have reduced activity.

When you look at the Gulf of Mexico, this has been a nice portfolio of projects that have really delivered a lot of value for Noble over the years. When you look at what we have done in the past with Lorien, Swordfish, Ticonderoga, the Raton wells, obviously this year in Galapagos, and

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

obviously this year we are focused on our major projects at Big Bend, Dantzler and Gunflint. We have really been focusing on the 50 million barrel to 100 million barrel Miocene discoveries. Those wells are very prolific. They can be 10,000 to 20,000 barrel a day initial rates. They are oftentimes near existing infrastructure, so you can tie them in very quickly. That’s exactly what we are doing with Big Bend, Dantzler and Gunflint, which brings to the third big opportunity for between now and the end of the year is those projects coming on. We are spending about $500 million this year to bring those projects forward. The first two will come on in the fourth quarter, Big Bend and Dantzler. Those will be about 20,000 barrels a day net equivalent to Noble, mostly oil. And then we will bring on the Gunflint well in the middle of next year, which will be another 5000 barrels to 8000 barrels a day, somewhere in there, also mostly oil.

So that growth going into next year — you can see a small impact this year from the wells coming on late in the year. Big-growth, full-year impact next year for Big Bend, Dantzler, and a half a year impact for Gunflint lets us essentially double production in the Gulf of Mexico next year, and really adds a lot to the entire company, when you think about it. We are investing $500 million there this year. Major project spending in the Gulf next year is probably less than $50 million, and you see that huge production ramp. That’s what allows us to continue to grow production from 2015 to 2016, pre-Rosetta, grow production in 2015 to 2016 with potentially a few hundred million dollars less of capital even than we are spending this year. So I think that’s another thing that makes us fairly unique.

When you look at West Africa, strong legacy production there from Alba, Aseng and Alen. It really provides meaningful cash flows to the Company. I think going forward we are focused on an exploration well in Cameroon, which is the first half of our fourth big opportunity between now and the year-end is our exploration program. We are drilling the Cameroon, the Cheetah prospect. It’s our first Cretaceous test in the Douala Basin off West Africa. It’s a 100-plus-million-barrel prospect. One of the exciting things about it is it’s very shallow water; it’s about 85 feet of water.

So you don’t get an opportunity very often to test a 100-million-barrel-plus prospect in 85 feet of water. If successful, we think we can bring that on relatively quickly compared to, obviously, a Deepwater discovery. There’s additional running room behind that, and we expect to really spud this in the next few weeks.

Turning to the Eastern Mediterranean, I think everybody is probably familiar with our history there. Huge success from an exploration program; we have discovered over 40 TCF gross there in the last, I don’t know, 10 years or eight years or so. Incredible performance at Tamar, which was the first big discovery that we brought on. We had been producing Mari-B for a number of years prior to that, always thought Mari-B was a nice big field; it was a TCF. Tamar is 10 TCF and Leviathan is 22 TCF. So Mari-B doesn’t seem that big anymore. But Tamar has been online for a while and really just an outstanding performance. We have averaged about 750 million a day since startup. We’ve hit over 1 BCF per day, and the runtime on that facility has been 99.9%. So highly reliable and a great cash flow generator for the Company.

When you look going forward, we still have an expansion to do at Tamar. We obviously have the development of Leviathan, the 22 TCF at Leviathan to do, which brings us to the fifth big opportunity for the year, which is gaining the regulatory certainty in Israel that we need to move forward with those projects. Everybody is probably pretty familiar that we had an agreement with the antitrust commission to divest a couple of small fields in Israel. That agreement was pulled back by the antitrust Commissioner in December. We’ve been working with the government ever since to reach agreement on that, as well as a number of other things that we need to really have that certainty that we need going forward. And I’d say we’re making great progress.

You probably see a lot of it in the news. The fact that it’s in the news more and more probably tells you something. But we are making great progress, and we expect to have it totally completed, signed, sealed and delivered probably by the end of the summer. And we will be looking forward to getting into a lot of those details with you at that time.

When you look at Tamar again, just an exceptional performance, nearly 100% run time since it started up, and we do have the AOT compression project that is essentially close to done. That increases the capacity at the Ashdod onshore terminal to 1.2 BCF a day, which gives us a little more ability, ability to deliver a little more into the local market as the demand increases with hot weather and so forth. The expansion beyond that is really tied to delivering gas into an underutilized or unutilized LNG plant in Egypt. We’ve got a letter of intent signed with that and continue to work with that potential purchaser.

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

That will take us to 2 BCF a day, 2 BCF a day in Tamar, and we look forward to moving forward on that. The other thing with Tamar — we’ve got a 250 million a day interruptible agreement with a group out of Egypt that would allow us to sell up to 250 million a day interruptible through an existing pipeline into the Egyptian domestic market for industrial use. So still waiting on a few approvals from that to be able to utilize that to export the gas from Israel and utilize that pipeline, but we are very hopeful that that will be resolved by the end of the year and we can start selling gas through that.

Now, that is interruptible. So when Israel hits peak demand periods, hot weather, so forth, we may not be selling much if any on that interruptible contract. But when Israel is down more towards that average of [750] or so that we have been delivering over time, we certainly have the capacity to deliver a lot of extra gas to Egypt at that point.

I think, when you look at exploration, which is the last catalyst, I think, for the rest of the year — the last big one, anyway — not much to say beyond what’s on this chart as far as our success rate over the years. This is from a Wood McKinsey study. The top chart is overall success rate and commercial success rate of expiration from I don’t know what that is, probably 25 or 30 companies. And the bottom chart is the discovery costs or finding costs, and Wood McKinsey’s analysis shows that Noble is the best performer on both those metrics.

So it’s something we are very proud of. I think it goes to the strength of our portfolio of prospects. It certainly goes to our financial strength and ability to move on some of these things and our commitment and discipline to capital allocation and only funding the best things. Very proud of the track record that Susan Cunningham and her team have developed. When you look over the last 10 years, Noble Energy has actually discovered over 3 billion barrels of oil equivalent net to Noble Energy.

So the last big prospect that we have or the exploration program I am going to talk about for this year is the Falkland Islands. We have recently spud our first well down there. We plan to drill two prospects this year. Both prospects are 250 million barrels plus size prospects. There’s over 1 billion barrels of potential across the acreage, 10 million acres in this area.

And this is something that — the first prospect is Humpback; it’s in the southern acreage block there, which, if you take that acreage block — by the way, that’s about 10 million acres — if you take that acreage block and you put that to scale across the state of Texas, that pretty much covers the Eagle Ford plus a little bit.

So it’s a huge acreage position. We look forward to the results on the Humpback well. It will probably be in the next three months or so we will be releasing something on that.

We do plan on drilling the Rhea well in the northern area where we have a 75% interest currently later in the year. That will probably be a 1Q 2016 before we have results on that. That’s also a 250-million-barrel-plus prospect, and that’s close to some of the existing discoveries that Premier and others have had at Sea Lion.

So that pretty much wraps it up. I think just in closing again I would stress the five really exciting material events that we have this year still in front of us — integrating Rosetta, getting past the shareholder vote, getting it closed, integrating it. I think we are very far along in our plans to integrate that already, and certainly look forward to being a lot more open about what our plans are for those assets, once we get it closed. You will probably be hearing a lot more on the conference call shortly after closing on that.

Secondly, resolving the infrastructure in the DJ, which will be looking forward to seeing the response of all the constrained production that we’ve had in that area as that Lucerne 2 plant comes on. Certainly, the Gulf of Mexico production impact from the major projects this year and next, the resolution of Israel and allowing us to ramp back up those project teams for a Tamar expansion and Leviathan and then three major expiration prospects that we are able to test this year, even in this price and cash flow environment.

So I think that’s what makes us a bit unique from a portfolio standpoint, from a financial capacity standpoint, and certainly from our organizational capacity to be able to execute on all of these things at once. And that’s what allows us to succeed in pretty much any environment.

So thank you very much, and we would be happy to take questions.

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JUNE 24, 2015 / 1:00PM, NBL - Noble Energy Inc at GHS 100 Energy Conference

Unidentified Audience Member

(inaudible - microphone inaccessible)?

Gary Willingham - Noble Energy, Inc. - EVP, Operations

What gas price to increase investment in the Marcellus?

Unidentified Audience Member

Yes.

Gary Willingham - Noble Energy, Inc. - EVP, Operations

We are happy with the economics of the wells we are drilling now. Any increase in gas price from there, we would certainly look at how that improves economics in other parts of the field. I think in the Marcellus and the DJ both, in this price environment, we would really focus down to the most economic areas, the sweetest spots, if you will. Both areas have potential well beyond the level of activity that we are running today, and as whether gas or oil, either one, prices increase, we will be looking at ramping up activity in those areas. It’s a big position. It’s 350,000 net acres in the Marcellus. So you can imagine the economics are not exactly uniform across that basin.

Unidentified Participant

If there are other questions, we will be in the breakout session (inaudible).

Gary Willingham - Noble Energy, Inc. - EVP, Operations

Great. Thank you very much.

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Forward Looking Statements

This information contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this information will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval, the risk of an injunction by a governmental or regulatory authority that may delay the merger or cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, on June 16, 2015, Noble Energy filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Rosetta and that also constitutes a prospectus of Noble Energy. The definitive proxy statement/prospectus was also filed with the SEC by both Noble Energy and Rosetta on June 16, 2015. Rosetta will mail the definitive proxy statement/prospectus to its shareholders on or about June 19, 2015. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the definitive proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Rosetta, Noble Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger is contained in the definitive proxy statement/prospectus. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015, or in the registration statement on Form S-4 filed June 16, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Rosetta and Noble Energy using the contact information above.